March 25, 2009

British Columbia Securities Commission
PO Box 10142, Pacific Centre
9th Floor, 701 West Georgia Street
Vancouver, BC
V7Y 1L2

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, Alberta
T2P 3C4

Dear Sirs:

Re:	Rouge Resources Ltd.
Notice Pursuant to National Instrument 51-102 - Change of Auditor

In accordance with National Instrument 51-102, we confirm that we have reviewed the information contained in the notice of change of auditor (the "Notice") issue on March 24, 2009 by the Company and, based on our knowledge of such information at this time, we agree with each statement contained in the Notice.

We understand that a copy of the Notice and this letter will be provided to the shareholders of the Company and filed on SEDAR.

Yours very truly,

DALE MATHESON CARR-HILTON LABONTE LLP
“DMCL” CHARTERED ACCOUNTANTS
Per: Barry S. Hartley, C.A.
        Incorporated Professional: Barry S. Hartley Inc.
        Partner

cc:   TSX Venture Exchange